Butterfield Reports Third Quarter 2023 Results

Financial highlights for the third quarter of 2023:
•Net income of $48.7 million, or $0.99 per share, and core net income1 of $57.0 million, or $1.16 per share
•Return on average common equity of 20.6% and core return on average tangible common equity1 of 26.1%
•Net interest margin of 2.76%, cost of deposits of 1.52%
•Board declares dividend for the quarter ended September 30, 2023 of $0.44 per share

Hamilton, Bermuda - October 24, 2023: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended September 30, 2023.
Net income for the third quarter of 2023 was $48.7 million, or $0.99 per diluted common share, compared to net income of $61.0 million, or $1.22 per diluted common share, for the previous quarter and $57.4 million, or $1.15 per diluted common share, for the third quarter of 2022. Core net income1 for the third quarter of 2023 was $57.0 million, or $1.16 per diluted common share, compared to $57.0 million, or $1.14 per diluted common share, for the previous quarter and $57.6 million, or $1.16 per diluted common share, for the third quarter of 2022.
The return on average common equity for the third quarter of 2023 was 20.6% compared to 25.9% for the previous quarter and 28.5% for the third quarter of 2022. The core return on average tangible common equity1 for the third quarter of 2023 was 26.1%, compared to 26.3% for the previous quarter and 31.6% for the third quarter of 2022. The efficiency ratio for the third quarter of 2023 was 64.1%, compared to 57.6% for the previous quarter and 57.1% for the third quarter of 2022. The core efficiency ratio1 for the third quarter of 2023 was 58.3% compared with 57.6% in the previous quarter and 57.0% for the third quarter of 2022.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “The Bank continues to produce earnings and a return on equity that reflect its overall financial strength and operational effectiveness. Our strong results demonstrate the continued focus on low risk density asset classes, while delivering consistent non-interest income and controlling expenses. As higher-for-longer interest rates have developed as the most likely scenario in the near term, competition for deposits has increased across our island jurisdictions, particularly in the Channel Islands. We continue to work closely with clients on both the loan and deposit product sets to ensure their financial services needs are met and that each relationship is appropriately managed.
"Reducing compensation-related expense is one of the key levers available to us as we navigate the current interest rate cycle, increasing competition, and inflation. In the third quarter, we made the difficult decision to initiate a group-wide restructuring program, which will reduce Butterfield’s global workforce by 9% in several phases. We expect annual cost savings of approximately $13 million once the restructuring is fully implemented in the first half of 2024, and we will continue to operate across all of our jurisdictions without changes to our products and services.
(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Our efforts remain focused on navigating the various economic cycles for the success of the Bank and for the long-term benefit of all stakeholders.”
Net income was down in the third quarter of 2023 versus the prior quarter primarily due to $8.2 million of non-core costs associated with the group-wide restructuring program that was implemented in the quarter and resulted in the recognition of redundancy expenses. Core net income1 was flat compared to the prior quarter as lower net interest income comprised of increasing interest income offset by higher interest-bearing deposit costs, and increased core expenses, were moderated by higher non-interest income and a lower provision for credit losses.
Net interest income (“NII”) for the third quarter of 2023 was $90.2 million, a decrease of $2.3 million, compared with NII of $92.5 million in the previous quarter and down $1.0 million from $91.2 million in the third quarter of 2022. NII decreased during the third quarter of 2023 compared to the prior quarter, primarily due to increased interest-bearing deposit costs in all three banking jurisdictions, partially offset by increased loan and treasury margins and lower subordinated debt interest payments following the redemption of the Bank's $75 million 2018 series subordinated debt in the second quarter of 2023. Compared to the third quarter of 2022, NII was down due to a decrease in the size of the Bank's balance sheet following post-Covid normalization, which offset improved net asset margins.
Net interest margin (“NIM”) for the third quarter of 2023 was 2.76%, a decrease of 7 basis points from 2.83% in the previous quarter and up 17 basis points from 2.59% in the third quarter of 2022. NIM in the third quarter of 2023 was lower than the prior quarter due to increased deposit costs, which were partially offset by higher loan yields and treasury margins. Compared to the third quarter of 2022, NIM improved primarily due to higher yields on treasury assets and loans, partially offset by increased deposit costs.
Non-interest income for the third quarter of 2023 of $52.0 million, an increase of $1.8 million against the previous quarter of $50.2 million and $2.1 million higher than $49.9 million in the third quarter of 2022. Non-interest income for the third quarter of 2023 increased compared to the prior quarter due to higher banking income that benefited from increased card volumes in Bermuda and Cayman, as well as loan pre-payment fees. Trust fees also increased in the third quarter of 2023 following the onboarding of new clients from the previously announced acquisition of Credit Suisse trust assets. Non-interest income in the third quarter of 2023 was higher than the third quarter of 2022 primarily due to increased trust income mostly attributable to new clients, including organic growth, and additional activity-based fees.
Non-interest expenses were $92.5 million in the third quarter of 2023, compared to $83.5 million in the previous quarter and $82.0 million in the third quarter of 2022. Core non-interest expenses1 of $84.3 million in the third quarter of 2023 were higher than the $83.6 million incurred in the previous quarter, primarily due to higher staff-related expenses as well as higher technology and communications costs related to the Bank's upgraded core banking system in Bermuda. Core non-interest expenses1 in the third quarter of 2023 were higher than the $81.8 million incurred in the third quarter of 2022 due to inflationary increases in salaries and benefits, as well as the increased technology and communications costs associated with the core banking system and IT infrastructure investments.
Period end deposit balances were $11.9 billion, a decrease of 8.7% compared to $13.0 billion at December 31, 2022, primarily due to deposit movements in the Channel Islands and UK, and Cayman Islands segments as customers activated their funds and sought higher yielding products. Average deposits were $12.1 billion in the quarter ended September 30, 2023, compared to $12.2 billion in the second quarter of 2023.
The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on November 22, 2023 to shareholders of record on November 8, 2023. During the third quarter of 2023, Butterfield repurchased 1.1 million common shares under the Bank's share repurchase plan.
The current total regulatory capital ratio as at September 30, 2023 was 25.8% as calculated under Basel III, compared to 24.1% as at December 31, 2022. Both of these ratios remain significantly above the minimum Basel III regulatory requirements applicable to the Bank.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

ANALYSIS AND DISCUSSION OF THIRD QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	September 30, 2023	June 30, 2023	September 30, 2022
Non-interest income	52.0	50.2	49.9
Net interest income before provision for credit losses	90.2	92.5	91.2
Total net revenue before provision for credit losses and other gains (losses)	142.2	142.6	141.1
Provision for credit (losses) recoveries	(0.5)	(1.5)	(0.8)
Total other gains (losses)	—	4.0	0.1
Total net revenue	141.7	145.1	140.4
Non-interest expenses	(92.5)	(83.5)	(82.0)
Total net income before taxes	49.1	61.5	58.4
Income tax benefit (expense)	(0.4)	(0.5)	(0.9)
Net income	48.7	61.0	57.4

Net earnings per share
Basic	1.00	1.23	1.16
Diluted	0.99	1.22	1.15

Per diluted share impact of other non-core items [1]	0.17	(0.08)	0.01
Core earnings per share on a fully diluted basis [1]	1.16	1.14	1.16

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	49,140	49,890	49,847

Key financial ratios
Return on common equity	20.6%	25.9%	28.5%
Core return on average tangible common equity [1]	26.1%	26.3%	31.6%
Return on average assets	1.4%	1.8%	1.6%
Net interest margin	2.76%	2.83%	2.59%
Core efficiency ratio [1]	58.3%	57.6%	57.0%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	September 30, 2023	December 31, 2022
Cash and cash equivalents	1,750	2,101
Securities purchased under agreements to resell	154	60
Short-term investments	739	884
Investments in securities	5,319	5,727
Loans, net of allowance for credit losses	4,750	5,096
Premises, equipment and computer software, net	154	146
Goodwill and intangibles, net	71	74
Accrued interest and other assets	244	217
Total assets	13,180	14,306

Total deposits	11,861	12,991
Accrued interest and other liabilities	297	278
Long-term debt	98	172
Total liabilities	12,257	13,441
Common shareholders’ equity	923	865
Total shareholders' equity	923	865
Total liabilities and shareholders' equity	13,180	14,306

Key Balance Sheet Ratios:	September 30, 2023	December 31, 2022
Common equity tier 1 capital ratio[2]	23.4%	20.3%
Tier 1 capital ratio[2]	23.4%	20.3%
Total capital ratio[2]	25.8%	24.1%
Leverage ratio[2]	7.8%	6.7%
Risk-Weighted Assets (in $ millions)	4,522	4,843
Risk-Weighted Assets / total assets	34.3%	33.9%
Tangible common equity ratio	6.5%	5.6%
Book value per common share (in $)	19.20	17.42
Tangible book value per share (in $)	17.73	15.92
Non-accrual loans/gross loans	1.2%	1.2%
Non-performing assets/total assets	0.8%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED SEPTEMBER 30, 2023 COMPARED WITH THE QUARTER ENDED JUNE 30, 2023

Net Income
Net income for the quarter ended September 30, 2023 was $48.7 million, down $12.3 million from $61.0 million in the prior quarter (see also discussion of non-core items below).
The $12.3 million change in net income in the quarter ended September 30, 2023 compared to the previous quarter was due principally to the following:
•$9.0 million increase in non-interest expenses, driven by staff-related and indirect tax costs due to expenses associated with the group-wide restructuring and higher technology and communications costs as the core banking system upgrade in Bermuda came into operation;
•$1.8 million increase in non-interest income primarily due to higher banking fees as a result of increased card volumes and day count and an increase in loan prepayment fees;
•$2.3 million decrease in net interest income before provision for credit losses primarily due to increasing deposit costs outpacing increases in yields on loans and treasury assets;
•$4.0 million decrease in total other gains (losses) due to a gain realized on the liquidation settlement from a legacy investment written-off in the previous quarter that did not recur in the current quarter; and
•$1.0 million decrease in provision from credit losses as a result of losses recognized on a small number of loan facilities in Bermuda in the prior quarter and a decrease in loan balances.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $8.2 million in the third quarter of 2023. Non-core items for the quarter relates mainly to the group-wide restructuring that resulted in the recognition of redundancy expenses.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT SEPTEMBER 30, 2023 COMPARED WITH DECEMBER 31, 2022
Total Assets
Total assets of the Bank were $13.2 billion at September 30, 2023, a decrease of $1.1 billion from December 31, 2022. The Bank maintained a highly liquid position at September 30, 2023, with $8.0 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 60.4% of total assets, compared with 61.3% at December 31, 2022.
Loans Receivable
The loan portfolio totaled $4.7 billion at September 30, 2023, which was $0.3 billion lower than December 31, 2022 balances. The decrease was driven primarily by scheduled paydowns in the portfolio as well as prepayments in the Channel Islands and UK residential mortgage portfolio.
The allowance for credit losses at September 30, 2023 totaled $26.0 million, an increase of $1.1 million from $25.0 million at December 31, 2022. The movement was driven by an increase in credit card provisions, specific provisions on a small number of loan facilities in Bermuda and updated forward-looking economic forecasts. This was partially offset by net paydowns.
The loan portfolio represented 36.0% of total assets at September 30, 2023 (December 31, 2022: 35.6%), while loans as a percentage of total deposits was 40.0% at September 30, 2023 (December 31, 2022: 39.2%). The increase in both ratios was attributable principally to a decrease in deposit balances at September 30, 2023.
As of September 30, 2023, the Bank had gross non-accrual loans of $59.4 million, representing 1.2% of total gross loans, a decrease of $3.7 million from $63.1 million, or 1.2% of total loans, at December 31, 2022. The decrease in non-accrual loans was driven by the settlement of a residential mortgage in the Channel Islands and UK segment and partially offset by a number of net new Bermuda residential mortgages.
Other real estate owned (“OREO”) remained stable compared to December 31, 2022 at $0.8 million.
Investment in Securities
The investment portfolio was $5.3 billion at September 30, 2023, which was $0.4 billion lower versus December 31, 2022 balances. The changes were attributable to paydowns and maturities in the portfolio, the majority of which were invested into short-term treasury assets.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.06% during the quarter ended September 30, 2023 versus 2.07% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $238.0 million, compared with total net unrealized losses of $220.2 million at December 31, 2022, as a result of an increase in long-term US dollar interest rates.
Deposits
Average total deposit balances were $12.1 billion for the quarter ended September 30, 2023, a decrease of $0.1 billion compared to the previous quarter, while period end balances as at September 30, 2023 were $11.9 billion, a decrease of $1.1 billion compared to December 31, 2022, as customers activated their funds and also sought higher yielding financial investments.

Average Balance Sheet2

	For the three months ended
	September 30, 2023			June 30, 2023			September 30, 2022
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	2,559.2	28.8	4.47	2,488.2	25.2	4.06	2,818.4	10.0	1.40
Investment in securities	5,494.9	28.5	2.06	5,614.7	28.9	2.07	6,007.3	29.4	1.94
Available-for-sale	1,926.0	8.8	1.81	1,970.7	8.8	1.78	2,140.1	8.5	1.58
Held-to-maturity	3,568.9	19.7	2.19	3,644.0	20.2	2.22	3,867.3	20.9	2.14
Loans	4,897.5	80.4	6.51	4,984.1	79.8	6.42	5,123.1	65.3	5.05
Commercial	1,394.9	23.2	6.60	1,396.7	23.0	6.59	1,523.3	20.8	5.41
Consumer	3,502.6	57.2	6.47	3,587.4	56.8	6.35	3,599.8	44.5	4.90
Interest earning assets	12,951.6	137.7	4.22	13,087.0	133.9	4.10	13,948.9	104.6	2.98
Other assets	416.7			402.0			369.1
Total assets	13,368.3			13,489.0			14,317.9
Liabilities
Deposits - interest bearing	9,340.4	(46.1)	(1.96)	9,308.0	(38.5)	(1.66)	9,939.5	(11.1)	(0.44)
Securities sold under agreement to repurchase	—	—	—	0.4	—	(5.45)	—	—	—
Long-term debt	98.4	(1.4)	(5.53)	147.4	(2.9)	(8.02)	172.1	(2.4)	(5.53)
Interest bearing liabilities	9,438.8	(47.5)	(2.00)	9,455.8	(41.4)	(1.76)	10,111.7	(13.5)	(0.53)
Non-interest bearing current accounts	2,739.3			2,863.2			3,074.6
Other liabilities	279.3			243.6			256.2
Total liabilities	12,457.4			12,562.6			13,442.4
Shareholders’ equity	910.9			926.4			875.5
Total liabilities and shareholders’ equity	13,368.3			13,489.0			14,317.9
Non-interest bearing funds net of non-interest earning assets (free balance)	3,512.8			3,631.2			3,837.2
Net interest margin		90.2	2.76		92.5	2.83		91.2	2.59
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $129.5 billion and $29.0 billion, respectively, at September 30, 2023, while assets under management were $5.2 billion at September 30, 2023. This compares with $106.2 billion, $32.2 billion and $5.0 billion, respectively, at December 31, 2022.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	September 30, 2023	June 30, 2023	September 30, 2022
Net income	48.7	61.0	57.4
Non-core items
Non-core (gains) losses
Liquidation settlement from an investment previously written-off	—	(4.0)	—
Total non-core (gains) losses	—	(4.0)	—
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	8.2	—	—
Tax compliance review costs	—	—	0.2
Total non-core expenses	8.2	—	0.2
Total non-core items	8.2	(4.0)	0.2
Core net income	57.0	57.0	57.6

Average common equity	940.2	943.3	799.0
Less: average goodwill and intangible assets	(72.9)	(74.0)	(75.1)
Average tangible common equity	867.2	869.3	723.9
Core earnings per share fully diluted	1.16	1.14	1.16
Return on common equity	20.6%	25.9%	28.5%
Core return on average tangible common equity	26.1%	26.3%	31.6%

Shareholders' equity	922.9	950.3	754.9
Less: goodwill and intangible assets	(70.6)	(74.0)	(71.9)
Tangible common equity	852.3	876.3	683.0
Basic participating shares outstanding (in millions)	48.1	49.1	49.6
Tangible book value per common share	17.73	17.83	13.76

Non-interest expenses	92.5	83.5	82.0
Less: non-core expenses	(8.2)	—	(0.2)
Less: amortization of intangibles	(1.4)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	82.9	82.1	80.4
Core revenue before other gains and losses and provision for credit losses	142.2	142.6	141.1
Core efficiency ratio	58.3%	57.6%	57.0%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, October 25, 2023 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         Cellular: (441) 524 4106
E-mail: nicky.stevens@butterfieldgroup.com